Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT ANNOUNCES COMPLETION OF 2011 DRILLING PROGRAM AT WASAMAC; UPDATED RESOURCE CALCULATION EXPECTED IN MID-DECEMBER

MONTREAL, Quebec, Canada, November 29, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce that it has completed more than 50,000 metres of drilling in 2011 on its Wasamac property (the “Property”).

Highlights:

  New 2011 drill results include: 2.45 g/t Au over 37.14 metres and 6.11 g/t Au over 4.01 metres in Zone 1, and 3.63 g/t Au over 12.87 metres and 2.96 g/t Au over 11.26 metres in Zone 3 (true width). In addition, 5.21 g/t Au over 12.0 metres (core length) has been cut outside the shear zone in the footwall of Zone 3;

  Results from 46,795 metres of drilling in 2011 received; Winter 2012 drilling program being prepared;

  Updated resource calculation planned for mid-December 2011; Preliminary Economic Assessment (“PEA”) of the project anticipated for the end of Q1 2012.

Martin Rivard, President and CEO, commented: “Our exploration program on Wasamac has been the largest drill campaign in Richmont’s history, and we are pleased by the work that has been accomplished by our exploration team. Drill results continue to reaffirm our optimism for Wasamac’s potential for an underground bulk-mining operation. We now have results from 46,795 metres of surface exploration drilling in 2011, and are currently interpreting this data for an updated resource calculation for Wasamac, which we expect to finalize in mid-December. Following this, we plan to complete a PEA for the Property at the end of the first quarter of 2012.”

TABLE 1
NEW WASAMAC DRILL RESULTS(1)
							Vertical
				True	Cut		depth of
Hole	Length	From	To	Width	Grade(2)	Zone	Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)		(meters)
WS-11-100	676	597.80	615.30	12.87	3.63	3	600
WS-11-101	802	761.50	768.75	No significant value.		1	759
WS-11-102	546	476.45	482.00	4.53	1.24	1	450
WS-11-103	24		Abandoned, wrong deviation. Restarted with WS-11-103A.
WS-11-103A	573	518.70	523.90	4.00	0.54	3	508
WS-11-104	42		Abandoned, wrong deviation. Restarted with WS-11-104A.
WS-11-104A	863	811.60	830.00	14.16	0.89	1	797
WS-11-105	810	762.00	775.00	9.35	1.31	1	758
WS-11-106	576	465.80	478.70	10.56	2.21	3	451
WS-11-107	531	445.00	448.00	3.00(3)	5.09	Outside known mineralized zone.
		497.00	502.17	4.01	6.11	1	469
WS-11-108	822	779.00	793.00	10.51	1.23	1	775

RICHMONT ANNOUNCES COMPLETION OF 2011 DRILLING PROGRAM AT WASAMAC; UPDATED RESOURCES CALCULATION EXPECTED IN MID-DECEMBER
November 29, 2011

TABLE 1
NEW WASAMAC DRILL RESULTS(1)
							Vertical
				True	Cut		depth of
Hole	Length	From	To	Width	Grade(2)	Zone	Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)		(meters)
WS-11-109	21		Abandoned, wrong deviation. Restarted with WS-11-109A.
WS-11-109A	461	370.70	375.77	4.86	2.11	3	302
WS-11-110	660	568.50	574.12	4.00	0.92	3	564
WS-11-111	450	399.25	410.10	10.22	2.01	1	334
WS-11-112	951	908.18	915.55	5.24	1.87	1	902
WS-11-113	30		Abandoned, wrong deviation. Restarted with WS-11-113A.
WS-11-113A	486	431.55	443.00	11.26	2.96	3	316
WS-11-114	525	461.20	466.80	4.67	1.90	1	436
WS-11-115	588	532.00	541.00	7.24	0.61	3	515
WS-11-116	824	675.70	680.00	No significant value.		1	570
WS-11-117	516	471.00	479.00	7.36	1.86	3	423
WS-11-118	525	489.55	494.24	4.00	0.95	3	457
WS-11-119	680	597.90	605.60	5.58	1.83	3	593
WS-11-120	585	508.85	538.60	24.52	1.58	3	491
WS-11-121	504	456.50	464.20	6.98	2.27	3	395
WS-11-122	555	422.20	426.30	4.02	0.55	3	310
WS-11-123	826	703.20	748.00	37.14	2.45	1	675
WS-11-124	600	454.80	469.70	14.17	1.98	3	363
WS-11-125	525	451.10	457.00	5.51	1.85	3	389
WS-11-126	78		Abandoned, wrong deviation. Restarted with WS-11-126A.
WS-11-126A	510	440.85	448.80	7.48	2.55	3	370
WS-11-127	576	477.65	489.70	10.67	2.28	3	432
WS-11-129	579	449.60	455.90	6.02	3.32	3	368
		522.00	534.00	12.00(3)	5.21	Note(4)	427
WS-11-130	537	470.50	488.50	15.94	1.21	3	414
Metres drilled:	18,857

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 34.28 g/t.
(3)	Core length, not true width.
(4)	Outside of the shear zone, in the footwall of Zone 3.

Chart 1: Longitudinal Section – Wasamac: 2011 exploration results to date

Additional details about the Wasamac Property
As of December 31, 2010, the Wasamac property had estimated Measured and Indicated Resources of 5,093,180 tonnes grading 2.51 g/t Au for 411,073 ounces of gold, and Inferred Resources of 11,515,020 tonnes grading 2.72 g/t Au for 1,007,875 ounces of gold.

The 7.58 km2 (757.65 hectare) Wasamac property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district and is less than 10 km east of the Francoeur Mine. The past-producing Wasamac Mine produced a total of 1.9 million metric tonnes at an average grade of 4.16 g/t Au between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

RICHMONT ANNOUNCES COMPLETION OF 2011 DRILLING PROGRAM AT WASAMAC; UPDATED RESOURCES CALCULATION EXPECTED IN MID-DECEMBER
November 29, 2011

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. 20% of samples (pulps and rejects) of the mineralized zones are being sent to the Techni-Lab (Actlabs) laboratory in Ste-Germaine-Boulé.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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